UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13D-1(A) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13D-2(A).

                               (AMENDMENT NO. 1)*

                       FIRST VIRTUAL HOLDINGS INCORPORATED

--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   337486 10 4
          ------------------------------------------------------------
                                 (CUSIP Number)
--------------------------------------------------------------------------------
              RONALD FISHER                           STEPHEN A. GRANT, ESQ.
         SOFTBANK HOLDINGS INC.                        SULLIVAN & CROMWELL
       10 LANGLEY ROAD, SUITE 403                        125 BROAD STREET
         NEWTON CENTER, MA 02159                        NEW YORK, NY 10004
           (617) 928-9300                                 (212) 558-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JUNE 2, 1998
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                                 SEC 1746(12-91)

                                  SCHEDULE 13D


CUSIP NO.  337486 10 4                                        PAGE 2 OF 12 PAGES
----------------------                                        ------------------


  1    NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOFTBANK HOLDINGS INC.
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES             19,701,213 (1)(2)
   BENEFICIALLY     ------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              4,979,611 (2)
    REPORTING       ------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              19,701,213 (1) (2)

                   10    SHARED DISPOSITIVE POWER
                         0
                   -------------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     24,680,824 (1) (2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        81.5% (1) (2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        CO
--------------------------------------------------------------------------------
       (1)  Such number of shares and percentage are estimated and are subject to increase as described in Item 5.
       (2)  See Item 5.
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D


CUSIP NO.  337486 10 4                                        PAGE 3 OF 12 PAGES
----------------------                                        ------------------

  1   NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      SOFTBANK TECHNOLOGY VENTURES IV L.P.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES             7,974,392 (1)
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              4,979,611 (1)
    REPORTING      -------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              7,974,392 (1)
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         0
                   -------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        12,954,003 (1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        65.6%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        PN
--------------------------------------------------------------------------------
       (1)  See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO.  337486 10 4                                        PAGE 4 OF 12 PAGES
----------------------                                        ------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       SOFTBANK CORPORATION
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) OR 2(e)                                                 |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES             19,701,213 (1) (2)
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              4,979,611 (2)
    REPORTING      -------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              19,701,213 (1) (2)
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         0
                   -------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,680,824 (1) (2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        81.5% (1) (2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        HC, CO
--------------------------------------------------------------------------------
       (1) Such number of shares and percentage are estimated and are subject to increase as described in item 5.
       (2)  See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  337486 10 4                                        PAGE 5 OF 12 PAGES
----------------------                                        ------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       MASAYOSHI SON
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        JAPAN
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES             19,701,213(1)(2)
   BENEFICIALLY   --------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              4,979,611(2)
    REPORTING     --------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              19,701,213(1)(2)
                  --------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER
                         0

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       24,680,824(1)(2)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        81.5%(1)(2)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
       (1) Such number of shares and percentage are estimated and are subject to increase as described in Item 5.
       (2)  See Item 5.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  337486 10 4                                        PAGE 6 OF 12 PAGES
----------------------                                        ------------------

  1    NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

       STV IV LLC
--------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
  3    SEC USE ONLY

--------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                        |_|

--------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF       7    SOLE VOTING POWER
      SHARES             7,974,392(1)
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY       8    SHARED VOTING POWER
       EACH              4,979,611(1)
    REPORTING      -------------------------------------------------------------
      PERSON        9    SOLE DISPOSITIVE POWER
       WITH              7,974,392(1)
                   -------------------------------------------------------------
                   10    SHARED DISPOSITIVE POWER

                         0
                   -------------------------------------------------------------

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       12,954,003(1)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        65.6%(1)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

        OO
--------------------------------------------------------------------------------
       (1)  See Item 5.


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP NO.  337486 10 4                                        PAGE 7 OF 12 PAGES
----------------------                                        ------------------

               SOFTBANK Holdings Inc. ("SOFTBANK Holdings"), SOFTBANK Technology Ventures IV L.P. ("SOFTBANK Technology"), SOFTBANK Corporation ("SOFTBANK"), Masayoshi Son ("Son") and STV IV LLC ("STV" and, together with SOFTBANK Holdings, SOFTBANK Technology, SOFTBANK and Son, the "Reporting Persons"), hereby amend and supplement their Statement on Schedule 13D originally filed by the Reporting Persons on May 11, 1998 (as amended, the "Statement"), with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of First Virtual Holdings Incorporated, a Delaware corporation (the "Company").

               The descriptions contained in the Statement, as amended and supplemented hereby, of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended and supplemented, and incorporated by reference herein. Capitalized terms used, but not defined, herein shall have the meanings ascribed to them in the Statement.


ITEM 4.       PURPOSE OF TRANSACTION.

               Item 4 is hereby amended and restated as follows:

               The  purpose  of  the  transactions  by  the  Reporting   Persons
described in this Statement is the acquisition of a controlling interest in the Company.

               Pursuant to the Purchase Agreement, dated as of April 30, 1998 (the "Purchase Agreement"), by and among the Company, SOFTBANK Holdings and SOFTBANK Technology, SOFTBANK Holdings and SOFTBANK Technology each severally agreed to purchase 5,000,000 shares of Common Stock from the Company for a purchase price of $0.60 per share. The consummation of the transactions contemplated in the Purchase Agreement is conditioned on the prior or concurrent consummation of the transactions contemplated in the Option Agreement and the Promissory Note and Stock Purchase Agreement referred to below.

               Pursuant to the Option Agreement, dated as of April 30, 1998 (the "Option Agreement"), by and among SOFTBANK Technology, SOFTBANK Holdings and the persons and entities whose names appear on the signature page thereof, SOFTBANK Technology and SOFTBANK Holdings purchased options (the "Options") on 327 and 328 shares of Series A Convertible Preferred Stock of the Company (the "Preferred Shares"), respectively. Upon exercise of the Option, each Preferred Share will be convertible, pursuant to the Conversion Agreement referred to below, into 9,096 shares of Common Stock. Exercise of the Options is subject to certain conditions precedent which are expected to be satisfied upon or following consummation of the transactions contemplated by the Purchase Agreement and the Promissory Note and Stock Purchase Agreement referred to below.

               Pursuant to the Promissory Note and Stock Purchase Agreement, dated as of April 30, 1998 (the "Promissory Note and Stock Purchase Agreement"), by and among SOFTBANK Holdings and holders of Promissory Notes and Common Stock of the Company listed on Exhibit A thereof, SOFTBANK Holdings has agreed to purchase and such holders have agreed to sell (1) 1,200,000 shares of Common Stock and (2) promissory notes (the "Promissory Notes") in a principal amount of $1,200,000. Pursuant to the Conversion Agreement, upon consummation of such purchase of the Promissory Notes, the Promissory Notes will be converted into approximately 2,543,333 shares of Common Stock (subject to increase on account of accrued interest as described in Item 5 below). The consummation of the transactions contemplated in the Promissory Note and Stock Purchase Agreement is conditioned on the prior or concurrent consummation of the transactions contemplated by the Purchase Agreement. Although at this time SOFTBANK Holdings has no agreement to do so, SOFTBANK Holdings currently anticipates that 50% of the shares of Common Stock to be purchased pursuant to the Promissory Note and Stock Purchase Agreement and 50% of the shares of Common Stock to be issued upon conversion of the Promissory Notes will be purchased by SOFTBANK Technology.

CUSIP NO.  337486 10 4                                        PAGE 8 OF 12 PAGES
----------------------                                        ------------------

               In connection with the execution of the Option Agreement and the Promissory Note and Stock Purchase Agreement, SOFTBANK Holdings and SOFTBANK Technology entered into a Conversion Agreement, dated as of April 30, 1998 (the "Conversion Agreement")(attached hereto as Exhibit G), with the Company providing for the conversion of the Promissory Notes and the Preferred Shares into shares of Common Stock. Pursuant to the Conversion Agreement, as soon as reasonably practicable after acquiring any Promissory Notes or Preferred Shares, SOFTBANK Holdings and SOFTBANK Technology will tender such Promissory Notes or Preferred Shares to the Company for conversion into shares of Common Stock. The Promissory Notes will be converted into a number of shares of Common Stock equal to the ratio determined by dividing (i) the principal amount of, and accrued but unpaid interest owing on, the Promissory Notes as of the date of conversion by
(ii) $0.60 (subject to adjustment in certain circumstances). Each Preferred Share tendered for conversion will be converted into a number of shares of Common Stock equal to (i) $5,458 divided by (ii) $0.60 (subject to adjustments in certain circumstances), rounded down to the nearest whole share.

               SOFTBANK Holdings and SOFTBANK Technology may transfer a portion of the shares of Common Stock to be acquired pursuant to the agreements described above, or assign their respective rights pursuant to such agreements to acquire shares of Common Stock, Preferred Shares or Promissory Notes to one or more of their respective affiliates or entities in which they may or may not have minority equity investments, although they currently have no specific plans to do so.

               Certain stockholders of the Company holding in the aggregate approximately 42.3% of the shares of Common Stock outstanding as of April 30, 1998 (the "Stockholders") entered into a Stockholders' Agreement, dated as of April 30, 1998 (the "Stockholders' Agreement"), in favor of SOFTBANK Technology and SOFTBANK Holdings. Pursuant to the Stockholders' Agreement, each Stockholder agreed that it will, at any meeting of stockholders of the Company, or in connection with any written consent of stockholders of the Company, vote or cause to be voted all shares of Common Stock then held of record or beneficially owned by such Stockholder (i) in favor of the Stock Issuances (as defined therein), the execution and delivery by the Company of the Purchase Agreement and the approval of the terms thereof and each of the other actions contemplated by the Purchase Agreement and the Stockholders' Agreement, and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Purchase Agreement; and (iii) except as otherwise agreed to in writing in advance by SOFTBANK Holdings and SOFTBANK Technology, against the following actions (other than the Stock Issuances and the transactions contemplated by the Purchase Agreement):
(A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of all or substantially all of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C) any material change in the capitalization of the Company or any amendment of the Company's Certificate of Incorporation or By-laws which, in the case of the matters referred to in this clause (C), is intended, or could reasonably be expected, to impede, delay or adversely affect the Stock Issuances and the transactions contemplated by the Purchase Agreement. Each Stockholder also agreed that it will not enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements contained in the Stockholders' Agreement and delivered to SOFTBANK Technology and SOFTBANK
Holdings irrevocable proxies to vote all of the shares of Common Stock beneficially owned by them, together with any shares acquired by them in any capacity after the date thereof, in the manner and with respect to the matters set forth in the Stockholders' Agreement.

CUSIP NO.  337486 10 4                                        PAGE 9 OF 12 PAGES
----------------------                                        ------------------

               A condition to the consummation of the transactions contemplated by the Purchase Agreement is that the stockholders of the Company holding a majority of the outstanding shares of Common Stock will have elected a Board of Directors consisting of a total of five members meeting the requirement (the "Board Composition Requirement") that one of such members will be designated by Lee H. Stein, one of such members will be designated by Paymentech Merchant Services, Inc. and the remaining members will be designated by SOFTBANK Holdings and SOFTBANK Technology, acting jointly. In addition, consummation of the transactions contemplated by the Purchase Agreement is conditioned on the execution and delivery by Lee H. Stein, June L. Stein, Paymentech Merchant Services, Inc. and First USA Financial (the "Principal Stockholders"), SOFTBANK Holdings and SOFTBANK Technology of a voting agreement providing for maintenance of the Board Composition Requirement for a period ending on the earlier of (1) the second anniversary of the consummation of the transaction contemplated by the Purchase Agreement and (2) such time as the Principal Stockholders collectively beneficially own less than 75% of the number of shares of Common Stock beneficially owned by them as of the date of the Purchase Agreement.

               The Purchase Agreement contains a covenant by the Company to take customary actions to seek stockholder approval of an amendment of the Company's Certificate of Incorporation to eliminate the classification of the Company's Board of Directors so that, following such amendment, the entire Board of Directors shall be elected at each annual meeting of stockholders.

               The Purchase Agreement also provides for the payment by the Company to SOFTBANK Holdings and SOFTBANK Technology of a termination fee in certain circumstances. See Exhibit D hereto.

               The Reporting Persons expect to explore from time to time a variety of plans and proposals with respect to the Company which could relate to strategic alliances or business combinations with third parties and/or equity investments in the Company by third parties. There can be no assurance that the Reporting Persons will develop any plans or proposals with respect to any of the foregoing transactions or, even if such plans or proposals are developed, that any such transactions will be consummated.

               Other than as described  herein,  the  Reporting  Persons have no present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's certificate of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any persons; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to those enumerated above (collectively, the "Specified Actions"). However, the Reporting Persons intend to evaluate the proposed investment in the Company on an ongoing basis and, depending on their evaluation of the business and prospects of the Company and other factors that they may deem relevant, the Reporting Persons may determine to dispose of such shares or acquire additional shares or take other actions if market conditions or other business considerations, in the judgment of the Reporting Persons, warrant. Such additional acquisitions may be effected through open market purchases, privately negotiated transactions, tender offers to existing holders or through direct negotiation with the Company. Such further acquisitions, dispositions or other actions may or may not result in any of the Specified Actions, and calculated as provided by Rule 133-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

CUSIP NO.  337486 10 4                                       PAGE 10 OF 12 PAGES
----------------------                                       -------------------

               All references to the Purchase Agreement, the Option Agreement, the Promissory Note and Stock Purchase Agreement, the Conversion Agreement and the Stockholders' Agreement are qualified in their entirety by the full text of such agreements, copies of which are attached as Exhibits hereto and are incorporated by reference herein. See also Item 6.

               Item 4 hereby incorporates the information set forth in Item 6 with respect to the Voting Agreement.


ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER.

               Items 5(a) and 5(b) are hereby amended and supplemented by the addition of the following:

               By virtue of the Voting Agreement described in Item 6, pursuant to which Mr. Stein, Mrs. Stein, Paymentech and First USA have agreed with SOFTBANK Holdings and SOFTBANK Technology to vote their shares in furtherance of certain mutual agreements, SOFTBANK Holdings, SOFTBANK Technology, SOFTBANK, Son and STV may be deemed to have shared power to vote the Capital Stock over which Mr. Stein, Mrs. Stein, Paymentech and First USA have or share the power to vote. As of April 30, 1998, the aggregate number of shares beneficially owned by Mr. Stein, Mrs. Stein, Paymentech and First USA was 3,321,217, representing 28.2% of the outstanding Capital Stock of the Company.

CUSIP NO.  337486 10 4                                       PAGE 11 OF 12 PAGES
----------------------                                       -------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Item 6 is hereby amended and supplemented by the addition of the following after the first paragraph:

               In connection with the execution of the Purchase Agreement, SOFTBANK Holdings and SOFTBANK Technology entered into a Voting Agreement, dated as of June 2, 1998 (the "Voting Agreement"), with Lee H. Stein ("Mr. Stein"), June L. Stein ("Mrs. Stein"), Paymentech Merchant Services, Inc. ("Paymentech") and First USA Financial, Inc. ("First USA") (collectively, the "Principal Stockholders"), regarding the composition of the Company's Board of Directors. Each party thereto agreed to vote all shares of capital stock of the Company (the "Capital Stock") over which it has or shares voting power to ensure that the Company's Certificate of Incorporation and By-laws provide for a Board of Directors of no less than five and no more than seven directors. In addition, the parties agreed that, for so long as the Voting Agreement remains in effect, one member of the Company's Board of Directors will be the designee of (and must at all times be acceptable to) Mr. Stein, one member of the Company's Board of Directors will be the designee of (and must at all times be acceptable to) Paymentech, and the remaining members of the Company's Board of Directors will be designees of (and must at all times be acceptable to) SOFTBANK Holdings and SOFTBANK Technology. The Voting Agreement becomes effective immediately upon the occurrence of the Closing (as defined in the Purchase Agreement). All rights and duties under the Voting Agreement terminate (1) as to all parties thereto, on the second anniversary of the Closing Date (as defined in the Purchase
Agreement) and (2) as to any Principal Stockholder, at such time as such Principal Stockholder beneficially owns less than 75% of the number of shares of the Company's Common Stock beneficially owned by such Principal Stockholder as of April 30, 1998.

               All references to the Voting Agreement are qualified in their entirety by the full text of such agreement, a copy of which is attached as
Exhibit I hereto and incorporated by reference herein. See also Item 5.


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 is hereby amended and supplemented by the addition of the following:

               Exhibit C   Stockholders' Agreement,  dated as of April 30, 1998,
                           by the stockholders of the Company whose names appear on the signature page thereof, in favor of SOFTBANK
                           Technology and SOFTBANK Holdings.

               Exhibit E   Option Agreement,  dated as of April 30, 1998, by and
                           among SOFTBANK Technology, SOFTBANK Holdings and the persons and entities whose names appear on the signature page thereof.

               Exhibit I Voting Agreement, dated as of June 2, 1998, by and among SOFTBANK Holdings, SOFTBANK Technology, Lee H. Stein, June L. Stein, Paymentech Merchant Services, Inc. and First USA Financial, Inc.

CUSIP NO.  337486 10 4                                       PAGE 12 OF 12 PAGES
----------------------                                       -------------------

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 4, 1998                         SOFTBANK HOLDINGS INC.


                                     By:  /s/ Ronald D. Fisher
                                          --------------------------------------
                                              Name: Ronald D. Fisher
                                              Title:  Vice Chairman


                                     SOFTBANK TECHNOLOGY VENTURES IV L.P.


                                     By:      STV IV LLC
                                              Its General Partner


                                              By:  /s/ Gary Rieschel
                                                   -----------------------------
                                              Name:  Gary Rieschel
                                              Title: Executive Managing Director


                                     SOFTBANK CORPORATION


                                     By:  /s/ Ronald D. Fisher
                                          --------------------------------------
                                              Name: Ronald D. Fisher
                                              Title:  Attorney-in-Fact


                                     MASAYOSHI SON


                                     By:  /s/ Ronald D. Fisher
                                          --------------------------------------
                                              Name: Ronald D. Fisher
                                              Title:  Attorney-in-Fact


                                    STV IV LLC


                                    By:  /s/ Gary Rieschel
                                         ---------------------------------------
                                             Name: Gary Rieschel
                                             Title:  Executive Managing Director